Filed Pursuant to Rule 424(b)(3)
File No. 333-142270
PROSPECTUS
BOOKHAM, INC.
17,732,290 SHARES OF COMMON STOCK

     This prospectus relates to resales of shares of common stock and shares of common stock issuable upon exercise of warrants issued to the selling stockholders in a private placement.
     We will not receive any proceeds from the sale of the shares.
     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”
     Our common stock is traded on the NASDAQ Global Market under the symbol “BKHM.” On April 19, 2007, the closing sale price of the common stock on the NASDAQ Global Market was $2.21 per share. You are urged to obtain current market quotations for the common stock.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2007.

     Our executive offices are located at 2584 Junction Avenue, San Jose, California 95134, our telephone number is 408-383-1400 and our Internet address is www.bookham.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Bookham,” “we,” “us,” and “our” refer to Bookham, Inc. and its subsidiaries.
     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY
     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”
BOOKHAM, INC.
Our Company
     We design, manufacture and market optical components, modules and subsystems that generate, detect, amplify, combine and separate light signals with primary application in fiber optic telecommunications networks. We principally sell our optical component products to telecommunications systems vendors as well as to customers in the data communications, military, aerospace, industrial and manufacturing industries. Customers for our photonics and microwave product portfolio include academic and governmental research institutions that engage in advanced research and development activities, and semiconductor capital equipment manufacturers.
     We operate in two business segments: optics, and research and industrial. Optics relates to the design, development, manufacture, marketing and sale of optical solutions for telecommunications and industrial applications. Research and industrial relates to the design, manufacture, marketing and sale of photonics and microwave solutions. Our products typically have a long sales cycle. The period of time between our initial contact with a customer and the receipt of a purchase order is frequently a year or more. In addition, many customers perform, and require us to perform, extensive process and product evaluation and testing of components before entering into purchase arrangements.
     Effective September 10, 2004, we changed our corporate domicile from the United Kingdom to the United States and our reporting currency from pounds sterling to U.S. dollars. Our consolidated financial statements are stated in U.S. dollars as opposed to pounds sterling, which was the currency we previously used to present our financial statements. In addition, in connection with the change in domicile, we changed our fiscal year end from December 31 to the Saturday closest to June 30. Our financial statements are now prepared based on fifty-two/fifty-three week annual cycles.
THE OFFERING

Common Stock offered by selling stockholders	17,732,290 shares

Use of proceeds	Bookham will not receive any proceeds from the sale of shares in this offering

NASDAQ Global Market symbol	BKHM

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.
We have a history of large operating losses and we expect to generate losses in the future unless we achieve further cost reductions and revenue increases.
     We have never been profitable. We have incurred losses and negative cash flow from operations since our inception. As of December 30, 2006, we had an accumulated deficit of $999 million.
     Our net loss for the six month period ended December 30, 2006 was $44.2 million. Our net loss for the year ended July 1, 2006 was $87.5 million, which included an $18.8 million loss on conversion of convertible debt and early extinguishment of debt, and an aggregate of $11.2 million of restructuring charges, partially offset by an $11.7 million tax gain. For the year ended July 2, 2005, our net loss was $248 million, which included goodwill and intangibles impairment charges of $114.2 million and restructuring charges of $20.9 million.
     Even though we generated positive gross margins in each of the past eight fiscal quarters, we have a history of negative gross margins. We may not be able to maintain positive gross margins due to, among other things, new product transitions, changing product mix or semiconductor facility under utilization, or if we do not continue to reduce our costs, improve our product mix and generate sufficient revenues from new and existing customers to offset the revenues we will lose as a result of the expiration of minimum purchase requirements under the supply agreement with Nortel Networks.
We must generate significant additional revenues from existing or new customers in order to offset the anticipated decrease in revenues attributable to Nortel Networks.
     Historically Nortel Networks has been our largest customer. In the six-month period ended December 30, 2006, our revenues from Nortel Networks were $14.5 million, or 26% of our total revenues. In the fiscal year ended July 1, 2006, and in the fiscal year ended July 2, 2005, we sold $110.5 million and $89.5 million of products and services to Nortel Networks, or 48% and 45% of our total revenues, respectively. The sales of our products to Nortel Networks were made pursuant to the terms of a supply agreement. Certain minimum purchase obligations and favorable pricing provisions within that supply agreement expired in December 2006. Nortel Networks is therefore no longer obligated to buy any of our products, and we expect that revenues from Nortel Networks will significantly decrease in the first quarter of calendar 2007. In order to avoid significant reductions in revenue levels, we must replace the anticipated loss of revenues from Nortel Networks with revenues from our other existing customers or obtain new customers, or both. There can be no assurance of the degree to which Nortel Networks will continue to purchase products from us, if any. Additionally, we may be required to increase our sales and marketing efforts to maintain our current revenue levels, and despite these efforts, we still may not be able to offset any decreased revenues from Nortel Networks with sales to new or existing customers. Our inability to replace these revenues will have an adverse impact on our business and results of operations.
In order to continue as a going concern, we may need capital in excess of our current cash resources.
     In our Annual Report on Form 10-K for the fiscal year ended July 1, 2006, we disclosed that, based on our cash balances, and given our continuing and expected losses for the foreseeable future, if we fail to meet management’s current cash flow forecasts, or we are unable to draw sufficient amounts under the three year $25 million senior secured revolving credit agreement with Wells Fargo Foothill, Inc. and other lenders, which was entered into in August 2006, for any reason, we would need to raise additional funding of at least $10 million to $20 million through external sources prior to July 2007 in order to maintain sufficient financial resources in order to operate as a going concern through the end of fiscal 2007, and that if necessary, we would attempt to raise additional funds by any one or a combination of the following: (i) completing the sale of certain assets; (ii) issuing equity, debt or convertible debt or (iii) selling certain non core businesses.

     Since the filing of our Annual Report on Form 10-K for the fiscal year ended July 1, 2006, we completed the second closing of our private placement of shares of our common stock and warrants to purchase shares of common stock pursuant to an agreement entered into on August 31, 2006 resulting in net proceeds of approximately $7.3 million, we sold our Paignton U.K. site for approximately $9.4 million, net of selling costs, in a transaction that closed in November 2006 and completed an additional private placement of shares of our common stock and warrants to purchase shares of our common stock pursuant to an agreement entered into on March 22, 2007, resulting in net proceeds of approximately $26.9 million. In the future we may need to raise additional funds to continue as a going concern and there can be no assurance of our ability to raise any such capital through the above, or any other efforts.
Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements.
     The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies. For example, the market for optical components is currently characterized by a trend toward the adoption of “pluggable” components and tunable transmitters that do not require the customized interconnections of traditional fixed wave length “gold box” devices and the increased integration of components on subsystems. Our ability to anticipate and respond to these and other changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.
The market for optical components continues to be characterized by excess capacity and intense price competition which has had, and will continue to have, a material adverse affect on our results of operations.
     In 2002, actual demand for optical communications equipment and components was dramatically less than that forecasted by leading market researchers only two years before. Even though the market for optical components has been recovering recently, particularly in the metro market segment, there continues to be excess capacity, intense price competition among optical component manufacturers and continued consolidation of the industry. As a result of this excess capacity, and other industry factors, pricing pressure remains intense. The continued uncertainties in the telecommunications industry and the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to cost management. Continued uncertain demand for optical components has had, and will continue to have, a material adverse effect on our results of operations.
We and our customers are each dependent upon a limited number of customers.
     Historically, we have generated most of our revenues from a limited number of customers. Sales to one customer, Nortel Networks, accounted for 26% of our revenues for the six month period ended December 30, 2006, and 48% and 45% of our revenues for the year ended July 1, 2006 and the year ended July 2, 2005, respectively. In addition to the significantly reduced outlook for revenue from Nortel Networks as a result of the expiration of minimum purchase requirements under the supply agreement, as amended, we expect that revenue from our other major customers may decline or fluctuate significantly during the remainder of calendar year 2007 and beyond. We may not be able to offset any such decline in revenues from our existing major customers with revenues from new customers.
     Our dependence on a limited number of customers is due to the fact that the optical telecommunications systems industry is dominated by a small number of large companies. Similarly, our customers depend primarily on a limited number of major telecommunications carrier customers to purchase their products that incorporate our optical components. Many major telecommunication systems companies and telecommunication carriers are experiencing losses from operations. The further consolidation of the industry, coupled with declining revenues from our major customers, may have a material adverse impact on our business.

As a result of our global operations, our business is subject to currency fluctuations that have adversely affected our results of operations in recent quarters and may continue to do so in the future.
     Our financial results have been materially impacted by foreign currency fluctuations and our future financial results may also be materially impacted by foreign currency fluctuations. At certain times in our history, declines in the value of the U.S. dollar versus the U.K. pound sterling have had a major negative effect on our profit margins and our cash flow. Despite our change in domicile from the United Kingdom to the United States and the implementation of our restructuring program to move all assembly and test operations from Paignton, U.K. to Shenzhen, China, the majority of our expenses are still denominated in U.K. pounds sterling and substantially all of our revenues are denominated in U.S. dollars. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenues and pay expenses will continue to have a material affect on our operating results. Additional exposure could result should the exchange rate between the U.S. dollar and the Chinese Yuan vary more significantly than it has to date.
     We engage in currency transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, these transactions can have an adverse effect on our financial condition.
We are increasing manufacturing operations in China, which exposes us to risks inherent in doing business in China.
     We are taking advantage of the comparatively low costs in China. We have recently transferred substantially all of our assembly and test operations, chip-on-carrier operations and manufacturing and supply chain management operations to our facility in Shenzhen, China. We are also planning to transfer certain research and development related activities to Shenzhen, China. To be successful in China we will need to continue to:
•	qualify our manufacturing lines and the products we produce in Shenzhen, as required by our customers;

•	attract qualified personnel to operate our Shenzhen facility;

•	retain employees at our Shenzhen facility.
There can be no assurance we will be able to continue one or any of these.
     Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In order to operate the facility, we must obtain and retain required legal authorization and train and hire a workforce. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations such as those related to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China and costs or operational limitations may be imposed in connection with obtaining and complying with such permits.
     We have been advised that power may be rationed in the location of our Shenzhen facility, and were power rationing to be implemented, it could either have an adverse impact on our ability to complete manufacturing commitments on a timely basis or, alternatively, could require significant investment in generating capacity to sustain uninterrupted operations at the facility.
     We intend to export the majority of the products manufactured at our Shenzhen facility. Under current regulations, upon application and approval by the relevant governmental authorities, we will not be subject to certain Chinese taxes and will be exempt from certain duties on imported materials that are used in the manufacturing process and subsequently exported from China as finished products. However, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation and duties in China or may be required to pay export fees in the future. In the event that we become subject to new forms of taxation in China, our business and results of operation could be materially adversely affected. We may also be required to expend greater amounts than we currently anticipate in connection with increasing production at the Shenzhen facility. Any one of the factors cited above, or a combination of them, could result in unanticipated costs, which could materially and adversely affect our business.
A default under our supply agreement with Nortel Networks would have an adverse impact on our ability to conduct our business.
     We are party to a supply agreement with Nortel Networks that has been amended three times, most recently in January 2006. The supply agreement, as amended, requires that we grant a license for the assembly, test, post-processing and test intellectual property (but excluding wafer technology) of certain critical products to Nortel Networks and to any designated alternative supplier, if at any time, we are unable to manufacture critical products for Nortel Networks in any material respect for a continuous period of not less than six weeks, or are subject to an insolvency event, such as a petition or assignment in bankruptcy, appointment of a trustee, custodian or receiver, or entrance into an arrangement for the general benefit of creditors. In addition, if there is an insolvency event, Nortel Networks will have the right to buy all Nortel Networks inventory we hold, and we will be obligated to grant a license to Nortel Networks or any alternative supplier for the manufacture of all products covered by the first addendum to the supply agreement. Our revenues and business would be substantially harmed if we were required to license this assembly, test, post-processing and test intellectual property to Nortel Networks or any supplier it were to designate.
Fluctuations in operating results could adversely affect the market price of our common stock.
     Our revenues and operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order or shipment delays or deferrals, with respect to our products, may cause material fluctuations in revenues. Our lengthy sales cycle, which may extend to more than one year, may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation. Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products for new markets, including data communications, aerospace, industrial and military markets. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each customer’s decision to delay or defer purchases from us. Our expense levels in the future will be based, in large part, on our expectations regarding future revenues and, as a result, net income for any quarterly period in which material orders fail to occur, or are delayed or deferred could vary significantly.
     Because of these and other factors, quarter-to-quarter comparisons of our results of operations may not be an indication of future performance. In future periods, results of operations may differ from the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our common stock to decline.
We may incur additional significant restructuring charges that will adversely affect our results of operations.
     Over the past five years, we have enacted a series of restructuring plans and cost reduction plans designed to reduce our manufacturing overhead and our operating expenses. In 2001, we reduced manufacturing overhead and our operating expenses in response to the initial decline in demand in the optics components industry. In connection with our acquisitions of Nortel Networks’ optical components business in November 2002 and New Focus in March 2004, we enacted restructuring plans related to the consolidation of our operations, which we expanded in September 2004 to include the transfer of our main corporate functions, including consolidated accounting, financial reporting, tax and treasury, from Abingdon, U.K. to our U.S headquarters in San Jose, California.
     In May and November of 2004, we adopted additional restructuring plans, which included the transfer of our assembly and test operations from Paignton, U.K. to Shenzhen, China, a process that commenced in the quarter ended October 2, 2004. This transition was substantially complete by the end of March 2006, except for a chip-on-carrier assembly process we added to the transition plan in November 2005, and which we substantially completed by the end of December 2006. In May 2006, we announced further cost reduction plans, which included transitioning all remaining manufacturing support and supply chain management, along with pilot line production and production planning, from Paignton to Shenzhen, which was substantially completed in the quarter ended March 31, 2007.

     With respect to the transfer of the operations described in the previous paragraph, a limited amount of which are still in the process of being transferred, we have spent $30.6 million as of December 30, 2006, and we anticipate spending a total of approximately $32 million to $33 million, including the cost reduction plan announced in May 2006. The substantial portion of the remaining spending for these restructuring efforts relates to personnel and personnel related costs. We expect the cost reduction plan announced in May 2006 to reduce our costs by between $5.5 million and $6.5 million a quarter, when compared to the expenses incurred in the quarter ended April 1, 2006, with the cost savings being realized in the quarter ending March 31, 2007.
     On January 31, 2007, our board of directors adopted an overhead cost reduction plan, which we refer to as the 2007 cost reduction plan. The 2007 cost reduction plan was adopted as a result of our determination that it was necessary to reduce our overall costs to be more closely aligned with anticipated revenues. The 2007 cost reduction plan will include workforce reductions, facility and site consolidation of our Caswell, U.K. semiconductor operations within existing local facilities and the transfer of certain research and development activities to our Shenzhen, China facility. We began implementing the 2007 cost reduction plan in the quarter ending March 31, 2007 and expect a substantial portion of the 2007 cost reduction plan to be completed by the end of the fourth quarter of our fiscal year ending June 30, 2007 with the remainder to be completed in the fiscal quarter ended September 29, 2007. The 2007 cost reduction plan is expected to save an aggregate amount between $6.0 million and $7.0 million a quarter, in comparison to the fiscal quarter ended December 30, 2006, with a substantial portion of that savings expected to be initially realized in the fiscal quarter ending September 29, 2007. The total cost associated with this 2007 cost reduction plan, the substantial portion being personnel severance and retention related expenses, is expected to range from $8 million to $9 million, with most of the restructuring charges expected to be incurred and paid by the end of the June 30, 2007, fiscal quarter and the remainder expected to be incurred and paid by the end of the September 29, 2007 fiscal quarter. The 2007 cost reduction plan is expected to reduce our cost of sales, research and development, and general and administrative expenses.
     We may incur charges in excess of amounts currently estimated for these restructuring and cost reduction plans. We may incur additional charges in the future in connection with future restructurings and cost reduction plans. These charges, along with any other charges, have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been, or will be, incurred.
Our results of operations may suffer if we do not effectively manage our inventory, and we may incur inventory-related charges.
     We need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers’ product needs is difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. We expect that the challenges we face in properly managing our inventory will become more difficult as a result of the expiration of minimum purchase requirements under the supply agreement with Nortel Networks. Our ability to anticipate minimum customer demands for our products, and consequently the amount of component parts and finished goods we have on hand, is more difficult as a result of the expiration of the supply agreement. If we are not able to manage our inventory effectively, we may need to write down the value of some of our existing inventory or write off unsaleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. During the year ended July 1, 2006, we incurred significant costs for inventory production variances associated with unanticipated shifts in the mix of our customers’ product orders. Any such charges we incur in future periods could significantly adversely affect our results of operations.
Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.
     We account for our acquisitions using the purchase method of accounting. In accordance with U.S. GAAP, we allocate the total estimated purchase price to the acquired company’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of announcement of the transaction, and record the excess of the purchase price over those fair values as goodwill. With respect to our acquisition of New Focus, we expensed the portion of the estimated purchase price allocated to in-process research and development in the third quarter of fiscal 2004. We will incur an increase in the amount of amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the acquisition on an annual basis. To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. In the year ended July 2, 2005, following a triggering event in the third quarter and in accordance with our policy of evaluating long-lived assets for impairment in the fourth quarter, we recorded charges totaling $114.2 million related to the impairment of goodwill and purchased intangible assets. In addition, in the past, after the completion of a transaction, we have amended the provisional values of assets and liabilities we obtained as part of transactions, specifically the acquisition of the optical components business of Nortel Networks. This amendment resulted in the value of our inventory being increased by $20.2 million, current liabilities being increased by approximately $1.3 million, intangible assets being decreased by approximately $9.1 million and property, plant and equipment being increased by $9.8 million. In March 2006, we acquired Avalon Photonics AG, and recorded $2.5 million as the value of goodwill and $2.2 million as the value of purchased intangible assets, both of which will be subject to reviews for impairment of value in the future. We may incur charges in the future as a result of any such transaction, which charges may have an adverse effect on our earnings.
Bookham Technology plc may not be able to utilize tax losses and other tax attributes against the receivables that arise as a result of its transaction with Deutsche Bank.
     On August 10, 2005, Bookham Technology plc purchased all of the issued share capital of City Leasing (Creekside) Limited, a subsidiary of Deutsche Bank. Creekside is entitled to receivables of £73.8 million (approximately $135.8 million, based on an exchange rate of £1.00 to $1.8403,) from Deutsche Bank in connection with certain aircraft subleases and will in turn apply those payments over a two-year term to obligations of £73.1 million (approximately $134.5 million based on an exchange rate of £1.00 to $1.8403) owed to Deutsche Bank. As a result of these transactions, Bookham Technology plc will have available through Creekside cash of approximately £6.63 million (approximately $12.2 million based on an exchange rate of £1.00 to $1.8403). We expect Bookham Technology plc to utilize certain expected tax losses and other tax attributes to reduce the taxes that might otherwise be due by Creekside as the receivables are paid. In the event that Bookham Technology plc is not able to utilize these tax losses and other tax attributes when U.K. tax returns are filed for the relevant periods (or these tax losses and other tax attributes do not arise), Creekside may have to pay taxes, reducing the cash available from Creekside. In the event there is a future change in applicable U.K. tax law, Creekside, and in turn Bookham Technology plc, would be responsible for any resulting tax liabilities, which amounts could be material to our financial condition or operating results.
Our products are complex and may take longer to develop than anticipated and, as a result, we may not recognize revenues from new products until after long field testing and customer acceptance periods.
     Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. For example, while we currently manufacture and sell “discrete gold box” technology, we expect that many of our sales of gold box technology will soon be replaced by pluggable modules. New products or modifications to existing products often take many quarters to develop because of their complexity and because customer specifications sometimes change during the development cycle. We often incur substantial costs associated with the research and development and sales and marketing activities in connection with products that may be purchased long after we have incurred the costs associated with designing, creating and selling such products. In addition, due to the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenue from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized design projects. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations.
If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.
     Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our manufacturing lines have passed our qualification standards, as well as our technical standards. However, our customers may also require that we pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. We may be unable to obtain customer qualification of our manufacturing lines or we may experience delays in obtaining customer qualification of our manufacturing lines. Such delays would harm our operating results and customer relationships.
Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business.
     We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs to remedy such matters that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenues at the time of delivery based on our revenue recognition policies.
We may experience low manufacturing yields.
     Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process, either before, during or after manufacture, results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.
We depend on a number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments.
     We depend on a number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders and our financial results of operations.
Our intellectual property rights may not be adequately protected.
     Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions and any breach of a confidentiality obligation could have a very serious effect on our business and the remedy for such breach may be limited.
     Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of our patents or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will be issued from any application pending or filed by us or that, if patents are issued, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us. Further, the laws of certain regions in which our products are or may be developed, manufactured or sold, including Asia-Pacific, Southeast Asia and Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States, the U.K. and continental European countries. This is especially relevant as substantially all of our assembly and test operations and chip-on-carrier operations are now conducted in Shenzhen, China and as our competitors establish manufacturing operations in China to take advantage of comparatively low manufacturing costs.
Our products may infringe the intellectual property rights of others which could result in expensive litigation, require us to obtain a license to use the technology from third parties, or we may be prohibited from selling certain products in the future.
     Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties’ proprietary rights. If we do infringe a third party’s rights, we may need to negotiate with holders of patents relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and where appropriate have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means or defending against any lawsuits filed against us, we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.
If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.
     Certain companies in the telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.
The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.
     The market for fiber optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:
•	respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	devote needed resources to the development, production, promotion and sale of products; and

•	deliver competitive products at lower prices.
     Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. In addition, market leaders in industries such as semiconductor and data communications, who may also have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to further consolidate through mergers or other business combinations between competitors.
     We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.
We generate a significant portion of our revenues internationally and therefore are subject to additional risks associated with the extent of our international operations.
     For the six month period ended December 30, 2006, 21% of our revenues were derived in the United States and 79% of our revenues were derived outside the United States. For the year ended July 1, 2006, the year ended July 2, 2005, the six months ended July 3, 2004, and the year ended December 31, 2003, 21%, 28%, 26%, and 9% of our revenues, respectively, were derived in the United States and 79%, 72%, 74%, and 91%, respectively, were derived outside the United States. We are subject to additional risks related to operating in foreign countries, including:
•	currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulty in enforcing or adequately protecting our intellectual property;

•	foreign taxes;

•	political, legal and economic instability in foreign markets; and

•	foreign regulations.
     Any of these risks, or any other risks related to our foreign operations, could materially adversely affect our business, financial condition and results of operations.
Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations.
     We have significantly reduced the number of employees and scope of our operations because of declining demand for certain of our products and continue to reduce our headcount in connection with our on-going restructuring and cost reduction efforts. There is a risk that, during periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas of our operations receive appropriate focus and attention. If we are unable to manage our headcount, manufacturing capacity and scope of operations effectively, the cost and quality of our products may suffer, we may be unable to attract and retain key personnel and we may be unable to market and develop new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock.

We may be faced with product liability claims.
     Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a $26 million aggregate annual limit and errors and omissions insurance with a $5 million annual limit. This insurance may not adequately cover our costs arising from defects in our products or otherwise.
If we fail to attract and retain key personnel, our business could suffer.
     Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical people is extremely intense and we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. We recently experienced a change in our chief executive officer position and Peter Bordui is currently serving as our interim President and Chief Executive Officer. We anticipate replacing Dr. Bordui with a permanent President and Chief Executive Officer; however, we cannot assure you that we will be able to do so. Our inability to find a permanent President and Chief Executive Officer could have a material adverse effect on our business.
     Similar to other technology companies, we rely upon our ability to use stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees. Accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, modify, or even eliminate, all or portions of our equity compensation programs.
Our business and future operating results may be adversely affected by events outside of our control.
     Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results, which may cause stockholders to lose confidence in the accuracy of our financial statements.
     Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. In addition, compliance with the internal control requirements, as well as other financial reporting standards applicable to a public company, including the Sarbanes-Oxley Act of 2002, has in the past and will in the future continue to involve substantial cost and investment of our management’s time.
     We will continue to spend significant time and incur significant costs to assess and report on the effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. As of July 1, 2006, we reported a material weakness in our internal control over financial reporting related to the inconsistent treatment of translation/transaction gains and losses in respect to certain intercompany loan balances.
     Although we have implemented adequate review procedures to remedy this material weakness, and have concluded as to the satisfactory remediation of this material weakness as of the end of our December 2006 quarter, finding more material weaknesses in the future could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business. In addition, if we discover future material weaknesses, disclosure of that fact could reduce the market’s confidence in our financial statements, which could harm our stock price and our ability to raise capital.
Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs.
     We historically handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different hazardous materials as a result of the manufacturing processes related to New Focus, the optical components business acquired from Nortel Networks and the product lines we acquired from Marconi. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business. In addition, under applicable EU regulations, we, along with other electronics component manufacturers, are prohibited from using lead and certain other hazardous materials in our products. We have incurred unanticipated expenses in connection with the related reconfiguration of our products, and could lose business or face product returns if we failed to implement these requirements properly or on a timely basis.
Litigation regarding Bookham Technology plc’s initial public offering and follow-on offering and any other litigation in which we become involved, including as a result of acquisitions, may substantially increase our costs and harm our business.
     On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against New Focus, Inc. and several of its officers and directors, or the New Focus Individual Defendants, in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp., or the Underwriter Defendants, the underwriters in New Focus’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed an amended class action complaint, described below, naming as defendants the New Focus Individual Defendants and the Underwriter Defendants.
     On November 7, 2001, a class action complaint was filed against Bookham Technology plc and others in the United States District Court for the Southern District of New York. On April 19, 2002, plaintiffs filed an amended complaint, or the Amended Complaint. The Amended Complaint names as defendants Bookham Technology plc, Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of Bookham Technology plc’s initial public offering in April 2000, and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, or the Bookham Individual Defendants, each of whom was an officer and/or director at the time of the initial public offering.
     The Amended Complaint asserts claims under certain provisions of the securities laws of the United States. It alleges, among other things, that the prospectuses for Bookham Technology plc’s and New Focus’s initial public offerings were materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offerings, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares, in the case of Bookham Technology plc, or common stock, in the case of New Focus, from the underwriters. The Amended Complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold our or New Focus common stock), costs, attorneys’ fees, experts’ fees, interest and other expenses. In October 2002, the New Focus Individual Defendants and the Bookham Individual Defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed motions to dismiss the Amended Complaint. The motion was denied as to Bookham Technology plc and New Focus in February 2003. Special committees of the board of directors authorized the companies to negotiate a settlement of pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers.

     Plaintiffs and most of the issuer defendants and their insurers have entered into a stipulation of settlement for the claims against the issuer defendants, including Bookham and New Focus. Under the stipulation of settlement, the plaintiffs will dismiss and release all claims against participating defendants in exchange for a payment guaranty by the insurance companies collectively responsible for insuring the issuers in the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. On February 15, 2005, the court issued an Opinion and Order preliminarily approving the settlement provided that the defendants and plaintiffs agree to a modification narrowing the scope of the bar order set forth in the original settlement agreement. The parties agreed to the modification narrowing the scope of the bar order, and on August 31, 2005, the court issued an order preliminarily approving the settlement. On December 5, 2006, the United States Court of Appeals for the Second Circuit overturned the District Court’s certification of the class of plaintiffs who are pursuing the claims that would be settled in the settlement against the underwriter defendants. Plaintiffs filed a Petition for Rehearing and Rehearing En Banc with the Second Circuit on January 5, 2007 in response to the Second Circuit’s decision and have informed the District Court that they would like to be heard as to whether the settlement may still be approved even if the decision of the Court of Appeals is not reversed. The District Court indicated that it would defer consideration of final approval of the settlement pending plaintiffs’ request for further appellate review. On April 6, 2007, plaintiffs’ Petition for Rehearing of the Second Circuit’s decision was denied.
     Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management’s attention from our business and operations.
A variety of factors could cause the trading price of our common stock to be volatile or decline.
     The market price of our common stock has been, and is likely to continue to be, highly volatile due to causes in addition to publication of our business results, such as:
•	announcements by our competitors and customers of their historical results or technological innovations or new products;

•	developments with respect to patents or proprietary rights;

•	governmental regulatory action; and

•	general market conditions.
     Since Bookham Technology plc’s initial public offering in April 2000, Bookham Technology plc’s ADSs and ordinary shares, our shares of common stock and the shares of our customers and competitors have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company’s operating performance. An outgrowth of this market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual consequence of such fluctuations. As a result, the market prices for these companies are highly volatile. These broad market and industry factors caused the market price of Bookham Technology plc’s ADSs and ordinary shares, and our common stock to fluctuate, and may in the future cause the market price of our common stock to fluctuate, regardless of our actual operating performance or the operating performance of our customers.
The future sale of substantial amounts of our common stock could adversely affect the price of our common stock.
     In September 2006, pursuant to a private placement, we issued an aggregate of 11,594,667 shares of common stock and warrants to purchase an aggregate of 2,898,667 shares of common stock. In March 2007, pursuant to a private placement, we issued an aggregate of 13,640,224 shares of common stock and warrants to purchase an aggregate of 4,092,066 shares of common stock. Sales by holders of substantial amounts of shares of our common stock in the public or private market could adversely affect the market price of our common stock by increasing the supply of shares available for sale compared to the demand in the public and private markets to buy our common stock. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to meet our capital needs.
Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt.
     We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of shares by the selling stockholders.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.
SELLING STOCKHOLDERS
     The shares of common stock to be offered by the selling stockholders consists of shares of common stock and shares of common stock issuable upon exercise of warrants issued to the selling stockholders in a private placement.
     The following table sets forth, to our knowledge, certain information about the selling stockholders as of March 22, 2007. The number of shares held by any selling stockholder may fluctuate from time to time. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to shares. Pursuant to the terms of the warrants, no selling stockholder owning a warrant may exercise the warrant to the extent that such exercise would cause such selling stockholder to beneficially own a number of shares of common stock which, when added to the number of shares of common stock held by such stockholder, would exceed 4.99% of the number of shares of common stock then outstanding. The stockholder owning a warrant may, however, increase this limitation on exercise to 9.9% by providing us 61 days prior written notice. In addition, the warrants are not exercisable until six months and one day after the date of issuance. The number of shares beneficially owned by the selling stockholders in the second column does not reflect these limitations.

			Number of	Shares of Common
	Shares of Common Stock		Shares of	Stock to be Beneficially
	Beneficially Owned Prior		Common Stock	Owned After Offering
Name of Selling Stockholder	to Offering (1)		Being Offered	(1)(2)
	Number	Percentage		Number	Percentage
Bernard L. Madoff Investment Securities LLC (3)	260,000	*	260,000	—	*
Capital Ventures International (4)	959,317	1.2%	650,000	309,317	*
Cranshire Capital, L.P (5)	365,707	*	325,000	40,707	*
Donaghy Sales Inc. (6)	45,240	*	45,240	—	*
Lindsay Gruber Dunham	9,490	*	9,490	—	*
Enable Growth Partners LP (7)	4,509,962	5.3%	3,315,000	1,194,962	1.4%
Enable Opportunity Partners LP (7)	619,802	*	390,000	229,802	*
Gruber & McBaine International (6)	169,649	*	169,649	—	*
Iroquois Master Fund Ltd (8)	1,065,463	1.3%	1,040,000	25,463	*
J. Patterson McBaine	820,655	*	58,760	761,905	*
Jon D. and Linda W. Gruber Trust (9)	930,224	1.1%	168,319	761,905	*
Jonathan Wyatt Gruber Trust (10)	11,050	*	11,050	—	*
Lagunitas Partners LP (11)	655,206	*	655,206	—	*
Pierce Diversified Strategy Master Fund LLC, Ena (7)	302,240	*	195,000	107,240	*
Portside Growth and Opportunity Fund (12)	1,904,446	2.3%	975,000	929,446	1.1%
Satellite Convertible Arbitrage Master Fund LLC (13)	325,000	*	325,000	—	*
Satellite Strategic Finance Associates, LLC (13)	2,900,518	3.4%	1,300,000	1,600,518	1.9%

			Number of	Shares of Common
	Shares of Common Stock		Shares of	Stock to be Beneficially
	Beneficially Owned Prior		Common Stock	Owned After Offering
Name of Selling Stockholder	to Offering (1)		Being Offered	(1)(2)
	Number	Percentage		Number	Percentage
SF Capital Partners Ltd. (14)	2,692,119	3.2%	2,275,000	417,119	*
Smithfield Fiduciary LLC (15)	1,319,636	1.6%	650,000	669,636	*
The Wallace Foundation (16)	56,290	*	56,290	—	*
Ttees Hamilton College (17)	64,090	*	64,090	—	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited (18)	601,250	*	601,250	—	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited (18)	48,750	*	48,750	—	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited (19)	1,462,500	1.8%	1,300,000	162,500	*
Vicis Capital Master Fund (20)	3,198,447	3.8%	2,844,196	354,251	*
Total	25,297,061	27.9%	17,732,290	754,771	8.7%

*	Less than one percent.

(1)	As of March 22, 2007, there were 83,274,144 shares of our common stock outstanding.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Bernard L. Madoff has voting and investment control over these securities.

(4)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(5)	Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P., has sole voting and investment control over these securities.

(6)	Gruber & McBaine Capital Management is the investment adviser of Donaghy Sales Inc. Jon D. Gruber and J. Patterson McBaine are the managers of Gruber & McBaine Capital Management and have voting and investment control over these securities.

(7)	Mitch Levine, Managing Member, has voting and investment control over these securities

(8)	Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares.

(9)	John D. Gruber, trustee, has voting and investment control over these securities.

(10)	John D. Gruber, trustee, has voting and investment control over these securities.

(11)	Gruber & McBaine Capital Management is the General Partner of Lagunitas Partners LP. Jon D. Gruber and J. Patterson McBaine are the managers of Gruber & McBaine Capital Management and have voting and investment control over these securities.

(12)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Strauss and Solomon disclaim beneficial ownership of these shares.

(13)	The discretionary investment manager of the selling stockholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of these securities.

(14)	Brian J. Stark and Michael A. Roth have voting and investment control over securities owned by SF Capital Partners Ltd. Messrs. Stark and Roth disclaim beneficial ownership of such securities.

(15)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(16)	Gruber & McBaine Capital Management is the investment adviser of The Wallace Foundation. Jon D. Gruber and J. Patterson McBaine are the managers of Gruber & McBaine Capital Management and have voting and investment control over these securities.

(17)	Gruber & McBaine Capital Management is the investment adviser of Ttees Hamilton College. Jon D. Gruber and J. Patterson McBaine are the managers of Gruber & McBaine Capital Management and have voting and investment control over these securities.

(18)	Andrew Martin is the Portfolio Manager of the selling stockholder, and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by the selling stockholder. Mr. Martin disclaims beneficial ownership of the shares held by the selling stockholder.

(19)	Jeff Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited, and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.

(20)	Vicis Capital, LLC is the investment manager to Vicis Capital Master Fund, and John Succo, Sky Lucas and Shad Stastney exercise control of Vicis Capital, LLC. Cipher Capital Partners LLC has investment control of such shares reported in the table above. The managing members of Cipher Capital Partners LLC, Jason Adelman and Michael Liss, are affiliates of Pali Capital Inc., a registered broker-dealer.
     None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.
PLAN OF DISTRIBUTION
     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in privately negotiated transactions;

•	in options, swaps or derivatives transactions;

•	in transactions otherwise than on exchanges or systems or in the over-the-counter market;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a combination of any of these methods of sale; and

•	any other method permitted by applicable law.
     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.
     The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus, any supplement to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending, if necessary, the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers or agents who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer or agent may be deemed to be underwriting discounts and commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and any other selling stockholder, underwriter, broker/dealer or other agent relating to the sale or distribution of the shares. No underwriter, broker/dealer or agent has been engaged by us in connection with the distribution of the shares.
     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. We will be indemnified by the selling stockholders severally against certain liabilities, including certain liabilities under the Securities Act.
     We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been publicly sold pursuant to the Registration Statement or pursuant to Rule 144 of the Securities Act or (ii) such time as all of the shares covered by this prospectus may be immediately sold to the public under Rule 144(k) of the Securities Act or (iii) the date that is two years after the date the Registration Statement is declared effective by the Securities and Exchange Commission.
     The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. Each of Bernard L. Madoff Investment Securities LLC, Capital Ventures International, Portside Growth and Opportunity Fund and SF Capital Partners Ltd. is a registered broker-dealer or an affiliate of registered broker-dealers. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.
LEGAL MATTERS
     The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.
EXPERTS
     Ernst & Young LLP, San Jose, California, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of and for the year ended July 1, 2006 included in our Annual Report on Form 10-K for the year ended July 1, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of July 1, 2006, as set forth in their reports (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements and which conclude, among other things, that Bookham, Inc. did not maintain effective internal control over financial reporting as of July 1, 2006, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements for the year ended July 1, 2006 and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
     Ernst & Young LLP, Reading, England, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of July 2, 2005 and for the year ended July 2, 2005, the six months ended July 3, 2004 and the year ended December 31, 2003, included in our Annual Report on Form 10-K for the year ended July 1, 2006, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of July 2, 2005 and for the year ended July 2, 2005, the six months ended July 3, 2004 and the year ended December 31, 2003, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to you on the SEC’s Internet site.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the shares covered by this prospectus.
(1)	Our Annual Report on Form 10-K for the fiscal year ended July 1, 2006;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and December 30, 2006;

(3)	Our Current Reports on Form 8-K filed with the SEC on August 8, 2006, September 5, 2006, September 21, 2006, February 6, 2007, February 15, 2007, March 19, 2007 and March 26, 2007;

(4)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(5)	The description of our securities contained in the Current Report on Form 8-K dated September 10, 2004, including any amendment or report filed for the purpose of updating such description.
     A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:
Bookham, Inc.
2584 Junction Avenue
Sane Jose, California 95134
Attention: Corporate Secretary
Telephone: 408-383-1400